SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2004

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BELL CANADA BUYS CANADIAN ASSETS OF 360NETWORKS

•	Bell to retain 360networks’ business and network in the West
•	Eastern Canadian customer base and assets to be sold to Call-Net

Vancouver (British Columbia), May 26, 2004 — Bell Canada today announced the purchase of the Canadian assets of Vancouver-based 360networks Corporation for Cdn $275 million. The purchase includes the assets of 360networks’ subsidiary, GT Group Telecom Services Corporation, and certain related U.S. interconnect assets. Bell will retain 360networks’ business, facilities and customer base in Western Canada, and will sell significant portions of the retail customer operations and certain network assets in Eastern Canada to Call-Net Enterprises Inc.

This transaction will give Bell an extensive fibre network that includes leading-edge local facilities in Vancouver, Victoria, Calgary, Edmonton and other cities in Western Canada. The company will also gain access to almost 200 office buildings in Western Canada.

“This transaction is financially attractive and represents a meaningful step in our strategy to accelerate the growth of our business in the West,” said Michael Sabia, Chief Executive Officer of Bell Canada. “The acquisition doubles both our network footprint and our access to customers in Western Canada. This move further demonstrates our sustaining commitment to expanding our presence in the West and solidifies our position as Canada’s national communications company.” “This transaction is a clear indication of our determination to further deliver on our long-term promise of serving British Columbian and Albertan customers under Canada’s leading brand,” said Stephen Wetmore, Group President, National Markets. “The state-of-the-art facilities that we are acquiring will add to Bell’s existing network in Western Canada and will be easily integrated with our existing national IP network. It will also serve as an important platform from which Bell will develop and deliver new services to Western Canadians. By rapidly and cost-effectively expanding our Western Canadian technical, sales and marketing capabilities, we are offering a solid and competitive alternative for business customers’ communications needs.”

“We are very pleased with the accomplishments at Group Telecom over the last year,” said Greg Maffei, Chairman and Chief Executive Officer of 360networks. “Our strong network and people allowed us to grow profitability and faster than the market which made us an attractive partner for Bell and Call-Net. We are disappointed to be exiting Canada, but this transaction will ensure continued excellent service for our customers and is financially compelling.”

Sale of Operations and Retail Customers in Eastern Canada to Call-Net
Bell has entered into a letter of intent to sell a significant portion of 360networks’ operations in Ontario, Quebec and Atlantic Canada to Call-Net. Upon the closing of the transaction with 360networks, Bell will transfer most of the acquired 360networks’ Eastern Canadian retail customer base to Call-Net and provide support services for a two-year period.

“The sale of assets and customers to Call-Net will allow them to expand their services and allow us to divest duplicated network capabilities over time,” said Mr. Sabia.

“We are very pleased to be acquiring 360networks’ business in Eastern Canada,” said Bill Linton, President and Chief Executive Officer of Call-Net Enterprises. “On closing, this transaction will greatly expand our business customer base. It will also allow us to more rapidly and cost-effectively expand our local, fibre and IP networks in Eastern Canada, further reducing our reliance on leased facilities.”

Financial Impact and Other Considerations
The acquisition of 360networks’ business in Western Canada is expected to:

•	add revenues and EBITDA to Bell’s western operations
•	reduce Bell’s capital requirements in Western Canada, and
•	produce significant operating synergies and tax benefits.

The 360networks’ business being purchased will have approximately Cdn $1.5 billion of unused tax losses. Bell expects to fully utilize these losses by the end of 2005.

The acquisition will have no material impact on BCE’s 2004 financial targets made public on December 17, 2003.

Beginning in 2005, the transaction is expected to be neutral to marginally accretive on an earnings per share basis at Bell’s parent company, BCE Inc.

The acquired business will operate as a division of Bell Canada under the 360networks and Group Telecom brands.

Until the deal closes, 360networks’ management structure and operating procedures will continue. Customers should continue to work with their points of contact within 360networks and Group Telecom for all inquiries pertaining to product, service, billing and technical matters.

Bell anticipates these transactions will close by September 2004. Closing is subject to customary terms and conditions, including the approval of the Competition Bureau. In addition, the Call-Net transaction is subject to negotiation of definitive agreements and certain other conditions.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

360networks
360networks provide telecommunications services in North America to over 10,000 carrier and commercial customers. We offer a comprehensive range of services from traditional local and long distance voice products to innovative products such as optical transport, wavelengths, Internet transport, Gigabit Ethernet, and optical virtual private networks (OVPNs). Our broadband fibre-optic network is one of the largest and most advanced on the continent, spanning 44,000 route miles (70,000 kilometers), and reaching 60 major cities, including 17 metro fibre networks in nine Canadian provinces and a unique footprint in the rural Western United States. For more information about 360networks and Group Telecom, please visit www.360.net.

About Call-Net
Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to statements appearing under the Financial Impact section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: the fact that the closing of the transactions announced in this press release is subject to approval by the Competition Bureau and customary closing terms and conditions; our ability to integrate the assets and operations of 360networks to be acquired with ours; and the intensity of competitive activity.

For additional information with respect to certain of these and other factors, refer to Bell Canada’s 2004 First Quarter Shareholder Report dated May 4, 2004 filed by Bell Canada with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent our expectations as of May 26, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

Call with Financial Analysts:

BCE will hold a teleconference/Webcast (audio only) for financial analysts to discuss this transaction on Wednesday, May 26, 2004 at 4:00 p.m. ET (1:00 p.m. PT). The media is welcome to participate on a listen- only basis. Siim Vanaselja, Chief Financial Officer, and Stephen Wetmore, Group President, National Markets, will be present for the teleconference. Interested participants are asked to (877) 211-7911 between 3:50 p.m. and 3:58 p.m. (ET). If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

Call with the Media:

BCE President and Chief Executive Officer, Michael Sabia, will host a media conference following the conclusion of BCE Inc.‘s Annual and Special Meeting at the Vancouver Convention & Exhibition Centre (Meeting Room 18), 999 Canada Place, Vancouver, B.C., at approximately 11:00 a.m. PT (2:00 p.m. ET). Media are invited to attend in person. Print or broadcast photographic equipment will be allowed in the room. All media will be required to present their credentials. Only duly registered media will be allowed to attend the media conference in person. Please note that the actual start time of the media conference will depend on the adjournment of the BCE Annual and Special Meeting.

Media unable to attend the media conference in person may join by telephone by dialing 1 800 387-6216 or 416 405-9328 a few minutes prior to the beginning of the conference call (Note: the conference bridge will open at 11:00 a.m. PT/2:00 p.m. ET; the conference will start upon conclusion of the Annual and Special Meeting). Media can also join the Webcast (audio only) of the media conference, which will be available on the BCE web site, www.bce.ca and which will also be available later in the day in archive format (for two weeks).

For further information:

Nick Kaminaris	Roland Ribotti
Corporate Communications	Investor Relations
(514) 786-3908	(514) 870-9034
Between May 24 and May 27: 604-647-7506

Gina Gottenberg
Bell Canada Media Relations
403-410-4221 or 604-340-6192

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: May 26, 2004